Exhibit 2.3

Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland

JPMorgan Chase Bank, N.A. 4 New York Plaza (13th Floor) Attention: ADR Administration US-New York, New York 10004

12 September 2005

Deposit of Shares

Ladies and Gentlemen,

We refer to the Amended and Restated Deposit Agreement dated May 11, 2000 to the Deposit Agreement dated December 17, 1996, amended as of September 29, 2000, May 7, 2001 (the «Deposit Agreement») among Novartis AG (the «Company»), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the «Depositary») and all holders from time to time of ADRs issued thereunder. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Deposit Agreement.

In accordance with the provisions of the third paragraph of Paragraph (13) of the form of ADR set forth in Exhibit A to the Deposit Agreement, as previously notified to you by that letter dated October 27, 2004, the Company has agreed to exempt the Depositary and the Custodian and their respective nominees if any (but no individual Holder) from this limitation in respect of Deposited Securities held in connection with the Company’s ADR program up to a limit of 8% of the Company’s share capital at any time entered in the Commercial Register of the Canton of Basle City and, under certain circumstances, has agreed to review and possibly increase said 8% limitation.   Pursuant to the provisions of said Paragraph (13), the Company hereby notifies and instructs the Depositary that it has reviewed the 8% limitation provided for in said Paragraph (13) and, effective immediately, has increased said 8% limitation to an 11% limitation.   In connection with such increase, notwithstanding the provisions of said Paragraph (13), we hereby instruct that the Depositary inform the Company if the Depositary reaches 10.5% (rather than the previous 7.5%) of the Company’s share capital at any time entered in such Commercial Register, at which time the Company will review and may increase the new 11% limitation.

Except as specifically amended above, the Deposit Agreement and form of ADR provided for therein, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

In connection with this instruction, please submit a revised form of ADR to the Securities and Exchange Commission in accordance with the provisions of Rule 424(b) promulgated under the Securities Act of 1933, as amended.  To enable such submission, the Company hereby appoints you as agent for purposes of obtaining the proper edgar codes which coincide with the Form   F-6s utilized to register the ADSs issued under the Deposit Agreement.

Very truly yours,

Novartis AG

/s/ TH. HUGGENBERGER	/s/ B. HEYNEN

Th. Huggenberger	B. Heynen
Authorized Signatory	Authorized Signatory

Acknowledged as of the date

First above written:

JPMorgan Chase Bank, N.A.

By:	/s/ FRANCOIS RAUSCH

Name:	Francois Rausch

Title:	Vice President